Filed by Datum, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Datum, Inc.
Commission File No, 000-06272

Date: August 28, 2002

This filing relates to the proposed merger between Symmetricom, Inc. and Datum, Inc., pursuant to an Agreement and Plan of Merger dated as of May 22, 2002. The Agreement and Plan of Merger was filed by Symmetricom under cover of Form 8-K on May 24, 2002 and is incorporated by reference into this filing.

On August 28, 2002, Symmetricom, Inc. and Datum, Inc. issued the following joint press release.

Symmetricom Inc:	Bill Slater, (408) 428-7801
bslater@symmetricom.com

Datum Inc:	Bob Krist, (949) 598-7501
bkrist@datum.com

Stapleton Communications:	Ellen Brook, (650) 470-0200
(Symmetricom Investor Relations)	ellen@stapleton.com

FD Morgen-Walke:	Jason Golz/Quynh Nguyen, (415) 439-4516
(Datum Investor Relations)	jgolz@fdmw.com or qnguyen@fdmw.com

SYMMETRICOM AND DATUM SUCCESSFULLY COMPLETE
DEPARTMENT OF JUSTICE REVIEW
Companies Receive Early Termination of Hart-Scott-Rodino Waiting Period
Merger Remains On Track To Close In Calendar Q4

San Jose and Irvine, Calif. — August 28, 2002 — Symmetricom, Inc. (Nasdaq: SYMM) and Datum, Inc. (Nasdaq: DATM) today are pleased to announce that they have received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the previously announced agreement of merger between the two companies. The termination of the waiting period means that the Department of Justice’s Hart-Scott-Rodino review of the Symmetricom/Datum transaction has been completed, and that the parties can now consummate the transaction without further action by the Department of Justice. Consummation of the merger requires approval by the stockholders of each company and satisfaction or waiver of the other conditions to the merger as set forth in the Symmetricom/Datum merger agreement.

The companies have scheduled their respective stockholder meetings to be held on October 29, 2002 for stockholders of record as of September 17, 2002. The companies expect the transaction to close during the fourth calendar quarter of 2002, as previously announced.

About Symmetricom
Symmetricom, Inc. makes wireline and wireless communication possible for businesses and consumers, improving global network traffic and increasing the value of the copper telephone wire infrastructure. The company’s intelligent synchronization products are

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Symmetricom and Datum Receive Early Termination of the Waiting Period Under the Hart-Scott-Rodino Act

essential for the transmission of voice, data and video over any network, and the company’s broadband products extend the reach and bandwidth of broadband services from the Internet backbone over the “last mile.” Symmetricom’s customers include the world’s largest carriers and service providers. The company has its headquarters in San Jose, Calif., with offices worldwide. For more information visit http://www.symmetricom.com.

About Datum
Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks. The company is also a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Its corporate headquarters are in Irvine, Calif. Additional information about Datum is available at www.datum.com.

Safe Harbor Statement
Except for historical information contained herein, this press release contains forward looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and is subject to the safe harbor created by those Sections. These forward-looking statements involve risks, uncertainties and assumptions. For example, the companies’ expectation that the merger will close, and that it will close during the fourth calendar quarter of 2002 are all forward looking statements. Risks and uncertainties include the possibility that the transaction does not close; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Symmetricom’s SEC reports (including without limitation its annual report on Form 10-K for the year ended June 30, 2001, and subsequently filed reports); and other risks that are described from time to time in Datum’s SEC reports (including without limitation its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports.) If any of these risks or uncertainties materializes or any of the assumptions underlying forward looking statements proves incorrect, Symmetricom’s and Datum’s results could differ materially from Symmetricom’s and Datum’s expectations in these statements. Symmetricom and Datum assume no obligation and do not intend to update these forward looking statements.

ADDITIONAL INFORMATION
Symmetricom and Datum will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by

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Symmetricom and Datum Receive Early Termination of the Waiting Period Under the Hart-Scott-Rodino Act

Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408-433-0910. You may obtain documents filed with the SEC by Datum free of charge by requesting them in writing from Datum or by telephone at 949-598-7500.

Symmetricom and Datum, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Datum in connection with the merger. Information about the directors and executive officers of Symmetricom is set forth in the proxy statement for Symmetricom’s 2001 Annual Meeting of Stockholders. Information about the directors and executive officers of Datum and their ownership of Datum stock is set forth in the proxy statement for Datum’s 2002 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy/prospectus when it becomes available.

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